UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                            August 12, 2019

Anthony James
Isramco, Inc.
1001 West Loop South, Suite 750
Houston, Texas 77027

        Re:     Isramco, Inc.
                Schedule 13E-3
                Filed on August 1, 2019 by Isramco, Inc. et al.
                File No. 005-40388

Dear Mr. James,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

       Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

       If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
Schedule 13E-3
Cover Page
1. The Schedule 13E-3 filing requirement derives from Rule 13e-3(d) promulgated under
   Section 13(e) of the Securities Exchange Act of 1934. Accordingly, Rule 0-11(b) applies to regulate the filing fee calculation instead of the cited Rule 0-11(c). In order to comply with
   Rule 0-11(a)(5), please revise the presentation regarding the calculation of the filing fee.
Exhibit (a)(1) | Proxy Statement
2. Advise us why the EDGAR header tag used to identify the above-captioned submission was
   PRE 14A as distinguished from PREM4A. In addition, please confirm that successive filings, including any definitive proxy statement, will be designated correctly based on the publicly-available EDGAR header tags memorialized in the EDGAR Filer Manual and/or consultation with an EDGAR Filer Support specialist available at 202-551-8900.
3. Rule 14a-6(d) and Item 1(b) of Schedule 14A together require that the approximate date upon which the proxy statement will be mailed to shareholders be placed on the first page of the proxy statement as defined under Rule 14a-1(g). At present, an attempt to include this date has been made between the shareholder letter and Notice, both of which documents are
 Anthony James
Isramco, Inc.
August 12, 2019
Page 2

   outside the scope of the cited definition of proxy statement and otherwise not identified within Rule 14a-101. Please revise the proxy statement, as defined within Rule 14a-1 of
   Regulation 14A, to include this required information as well as the prophylactic statement required by Rule 14a-6(e)(1) that this proxy statement edition is only a preliminary copy.

4. The legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders under the federal securities laws. As neither the letter to shareholders nor Notice are required disclosures under the federal securities laws, please revise the submission to ensure that the legend appears on the outside front cover page of a federally-mandated disclosure document.

Recommendation of the Board, page 28

5. Please revise to consistently state, if true, that the Board produced the fairness determination on behalf of Isramco. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of
   Regulation M-A apply to the subject company of the proposed transaction as distinguished from the Board. The term "subject company" is defined in Item 1000(f) of Regulation M-A.

6. Please revise to indicate, if true, that a specific (as distinguished from general) going concern value was not calculated or considered by the Special Committee, and thus the Board, when making its fairness determination. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A
   and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13,
1981).

7. Notwithstanding the composition of the Special Committee, please disclose, if true, that an unaffiliated representative was not "retained" to act solely on behalf of unaffiliated security holders for purposes of negotiating the transaction, or advise. See Item 1014(d) of
   Regulation M-A and General Instruction E of Schedule 13E-3 that requires negative responses to Item 8 of Schedule 13E-3 to be expressly stated.

Certain Effects of the Merger, page 45

8. Given that Isramco, as a privately-held entity, will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange
   Act and Sarbanes-Oxley Act of 2002, please revise to quantify the annual savings that are expected to be received and identify the constituency that will become the beneficiary of such savings. See Item 1013(d) of Regulation M-A and corresponding Instruction 2 thereto.

9. Isramco suffered a net operating loss in the fiscal year end ended December 31, 2017. Please specify the constituency expected to become the beneficiary of Isramco's and/or its successor's future use of any net operating loss carryforwards, if any. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.
 Anthony James
Isramco, Inc.
August 12, 2019
Page 3

10. Please revise the table presenting the Purchasing Group's direct and indirect interests in
    Isramco's net book value and net earnings to disclose each individual affiliate's specific interest before and after the transaction. See Instruction 3 to Item 1013 of Regulation M-A.

Selected Historical Consolidated Financial Information, page 93

11. Given that financial statements have been incorporated by reference in order to fulfill
    Isramco's disclosure obligations partly due to the application of Item 13 of Schedule 13E-3, summarized financial information must be included pursuant to Instruction 1 thereto. This summarized financial information should have been prepared in accordance with Item
    1010(c) of Regulation M-A. At present, it appears as though not all of the information required by Item 1010(c)(1) has been provided. Please revise or advise.

Exhibit (a)(2) | Form of Proxy Card
12. Please revise the form of proxy to comply with Rule 14a-4(e) of Regulation 14A.
13. Please revise the form of proxy to comply with Rule 14a-6(e)(1) of Regulation 14A.
Exhibit (c)(1) | Opinion of Duff & Phelps LLC
14. Please refer to this statement: "This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the engagement letter between Duff
    & Phelps and the Company dated October 5, 2018..." Pages 4 and 28 of the proxy statement includes a similar, objectionable statement that reads: "Duff & Phelps' opinion was provided solely for the use and benefit of the Special Committee..." Please include disclosure in the associated proxy statement and/or this exhibit to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Duff & Phelps consents to the inclusion of such materials in these filings and security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders' right to rely on such materials.
    http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions
 Anthony James
Isramco, Inc.
August 12, 2019
Page 4


cc: Lior O. Nuchi, Esq.
Andrew J. Ericksen, Esq.